SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                 NOTIFICATION OF ELECTION PURSUANT TO RULE 18F-1
                    UNDER THE INVESTMENT COMPANY ACT OF 1940



                                 SIFE TRUST FUND
                        ---------------------------------
                           (Exact Name of Registrant)


         The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


         Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of Walnut Creek and the State of California on the 3rd day of August, 1999.

         SIFE TRUST FUND



         By:     /s/Bruce W. Woods
                 -----------------
                 Bruce W. Woods
                 President & CEO

         Attest: /s/ Cary D. McReynolds, Esq.
                 ----------------------------
                 Cary D. McReynolds, Esq.
                 Assistant to the Compliance Officer